SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated November 20, 2024 “DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: November 20, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

DEALINGS IN SECURITIES

In terms of the DRDGOLD equity settled long-term incentive scheme approved by shareholders of DRDGOLD (“Shareholders”) on 2 December 2019 (“LTI Scheme”), qualifying employees (“Participants”) are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded) (“Award”).

Awards vest 3 years after the grant date, subject to the rules of the LTI Scheme, including certain performance conditions being met. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.

DRDGOLD hereby advises Shareholders of the following dealings in securities by Mr Ryno Bornman, an alternate director of Ergo Mining Proprietary Limited (“Ergo”), a major subsidiary of DRDGOLD:
Sale of vested shares:
Further to the announcement published by the Company on SENS on 24 October 2024 wherein Shareholders were advised that:
-various Participants had elected to dispose of all or a portion of the vested DRDGOLD Shares (“Relevant DRDGOLD Shares”), pursuant to the off-market vesting of the Awards made on 20 October 2021 to executive directors and prescribed officers of DRDGOLD and executive directors of its major subsidiaries on 20 October 2024; and
-in order to facilitate the disposal of the Relevant DRDGOLD Shares, a pooled sale arrangement was put in place in terms of which the aggregate of the Relevant DRDGOLD Shares were disposed of, by an independent third party, through various on-market trades (“Sales”).
The apportionment of the proceeds of the Sales to Mr Bornman is set out below:

Number of DRDGOLD Shares sold:	10 564
Date of sale:	21 October 2024
Price per DRDGOLD Share:	Various different trades with the following price information: –volume weighted average price of R22.0525 –highest price of R22.43 –lowest price of R21.70
Total value of DRDGOLD Shares sold:	R232 962.61
Class of securities:	DRDGOLD Shares

Acceptance of Award by Mr Bornman:

Class of securities:	Conditional shares, comprising 80% performance shares and 20% retention shares, which will be settled in DRDGOLD Shares upon vesting, in accordance with the rules of the LTI Scheme
Date of acceptance of Awards:	28 October 2024
Vesting date:	22 October 2027
Number of conditional shares:	58 522 (46 818 performance shares and 11 704 retention shares)
Deemed price per DRDGOLD Share:	R21.81 (based on the DRDGOLD Share price on the grant date, being 22 October 2024)
Deemed value of transaction:	R1 276 364.82
Strike price:	Rnil
Transaction completed:	Off-market

In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance was obtained from the chairman of the board of directors of DRDGOLD. The nature and extent of the alternate director’s interest in the abovementioned transactions is direct beneficial.

Johannesburg
20 November 2024

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